UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

               OLSHAN, GRUNDMAN, FROME, ROSENZWEIG & WOLOSKY, LLP
                    65 EAST 55TH STREET, NEW YORK, NY  10022
                                 (212) 451-2300
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                   MAY 5, 2010
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         226,772
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    226,772
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             226,772
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     6.3%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Personal funds in the aggregate amount of $435,841.53 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

     As a result of the respondent's abject sense that the board's communications with him represented little more than "window dressing," and that 7 1/2 months was more than enough time to go by, with the board giving no real consideration to the serious concerns raised by respondent with regard to, among other things, board independence, excessive CEO compensation, and an overall unconscionable lack of accountability to the outside shareholder base, respondent deems it imperative that he now publicly states his intention to withhold support for the Company's three director nominees, Richard Horowitz, Alan I. Goldberg, and Robert Dubofsky, at the June 3, 2010 Annual Meeting. Respondent believes he has ample evidence that Messrs. Goldberg and Dubofsky are not truly "independent," as they are fatuously described in the Company's proxy materials, but rather, have significant relationships and interests that prevent them from standing separate from the CEO.

     Furthermore, respondent makes the following demands of P&F management, in the interest of securing a board responsive to stockholders, and mindful of its fiduciary duties, rather than a board beholden to Mr. Horowitz, the CEO:

1) Respondent demands that management publicly release, in an 8-K filing, the Nadel Consulting Group Compensation Study, that alleges to validate the CEO's compensation as reasonable and appropriate. Respondent's own informal study of a sample peer group clearly evidences that the CEO's pay is outrageously high (see Exhibit #2). This is further validated when one considers the fact that the CEO took out $9 million in aggregate gross pay, over the 2001-2006 "full economic cycle," a time period in which the Company's aggregate net income was $22 million...and its return on equity was a meager 8.7%. To date, in a private communication with the respondent, THE BOARD HAS FORMALLY DECLINED TO RELEASE THE STUDY.

2) Respondent demands that a "Chinese Wall" be set up between the CEO and the Compensation Committee, with Messrs. Goldberg and (Mitch) Solomon stepping down, and two new members being appointed, who have no personal ties to Mr. Horowitz, the CEO. Fundamentally, this is the MOST SIGNIFICANT AND INTRACTABLE PROBLEM at P&F. The Compensation Committee chair, Mr. Goldberg (who, as committee chair, was charged with procuring the compensation study mentioned in #1 above), is intimately "chummy" with Mr. Horowitz, the CEO, such that his independence does not pass the "smell test." Mr. Goldberg and Mr. Horowitz were both presidents of the same exclusive private country club, Glen Oaks, on Long Island. Mr. Goldberg is a close family friend of Mr. Horowitz. Mr. Goldberg is a major contributor and participant in charity events sponsored by Horowitz. While, on its face, there might be little that is troubling about any of these items in isolation, when one looks at the "mosaic" of the relationship between Messrs. Horowitz and Goldberg, it is perfectly logical for an outside shareholder to question whether Mr. Goldberg has an appropriate arms-length professional relationship with the CEO...and also to question why Mr. Horowitz would not be concerned, fundamentally, about the APPEARANCE of such an arrangement, in having Mr. Goldberg serve as the chair of the Compensation Committee. The fact that Horowitz is NOT concerned, but rather dismissive and imperious, is offensive, and shows a distressing lack of personal accountability and self-awareness. Is it that hard for Mr. Horowitz to find someone who is at least, clearly and cleanly, "disinterested" in Mr. Horowitz, to appoint as the Chairman of "his" Compensation Committee? If not, why hasn't the so-called "independent" board FORCED this issue? I DEMAND THAT THEY DO!

3) Respondent demands, at this time, that Robert Dubofsky step down from the P&F board. To the respondent, it's quite instructive of what kind of board P&F has, when the "independent" member who has served the longest, at 20 years, receives payments from P&F, for his insurance business, that more than doubled in 2009, to $545,000, from $223,000 in 2008. Despite my request that the Company document what the annual amount Mr. Dubofsky receives from P&F represents as a percentage of his total business, and to otherwise substantiate that Mr. Dubofsky meets the formal Nasdaq standard of independence, the board has not provided the information, or even acknowledged the request. An even greater concern is how dumbfounded I was when Mr. Dubofsky matter-of-factly told me, in a private meeting, that he had never reviewed the aforementioned Nadel Consulting Group Compensation study, instead suggesting that it was the responsibility of the Compensation Committee to do so. Remarkably, this was 2 months AFTER I had shared with the board, in writing, my own peer analysis, referred to in item #1 above, suggesting that the CEO's pay was drastically out of line, and that the Nadel study's veracity was deeply in doubt. This naturally makes a shareholder such as myself wonder: How can Mr. Dubofsky be expected to act in a manner that might be adverse to Mr. Horowitz's personal needs, and in favor of the broader shareholder base of P&F (such as hiring an outside CEO at a lower cost), when his desire to maintain his insurance business with P&F might compromise such an action? Why would he ever risk doing that? Is it possible that he would rationalize NOT reviewing the outside compensation study for fairness, to protect himself from having to deal with the potential "conflict" (effectively "covering his eyes")? Is this the kind of board member we need at P&F?...someone who is seemingly AVOIDING doing his job...and yet still calls himself "independent"? To date, I still await a statement from Mr. Dubofsky, and, for that matter, every single board member, affirming that they have reviewed the vaunted "outside compensation study."

4) Respondent demands that the bylaw requiring that any Chairman of the Board, if appointed, MUST be the CEO, be eliminated. It's demoralizing, and disturbing, when the 2nd longest sitting "independent" director, Mr. Marc Utay, despite serving 18 years on the board, was oblivious to this provision, and, in fact, initially insisted in a meeting with respondent that respondent's understanding of the bylaw was incorrect. (It was not.) When the CEO of a company owns roughly one third of the stock, and has an excessive representation of personal friends and business associates "tied to him" on "his" board, the LAST thing a company needs is a provision that functionally gives that CEO a "lockhold" on the chairmanship. Respondent demands not only that said provision be removed, but further demands that the board enact a new bylaw that REQUIRES separation of the role of Chairman and CEO at P&F. Furthermore, respondent demands that said Chairman be bonafide independent, and not a "personal chum," or someone who receives business payments from Mr. Horowitz, associated private foundations, or the Company.

5) Respondent demands that the bylaws of the Company be changed to require that the independent directors formally meet, as a minimum, at each and every board meeting, rather than just twice a year, as is the current stated policy.

6) Respondent demands that the Company adopt a bylaw requiring an advisory "say on pay" provision, so that the Company's shareholders are given an appropriate forum to express displeasure with the amount of largesse provided to the CEO over the last decade or more, relative to the value he has created, or, in this case, destroyed, at P&F (as an analysis of a P&F long-term stock price chart will readily attest).

7) Respondent demands that directors be paid for their services on the board in P&F common stock, to create actual director "vesting" in the interest of the outside, non-Horowitz, shareholders. Any directors that are not interested in such an arrangement can step down from the board.

     Respondent intends to continue to communicate, in public forums, press releases, and amended 13D filings, as necessary and/or required by law, to educate and inform the P&F shareholder base, and the broader "corporate governance space," on how respondent believes, after having studied proxies of upwards of 1000 different companies over the last 20 years, P&F represents, in respondent's good faith judgment, one of the WORST companies he has ever seen, on a corporate governance and independence scale. Consequentially, respondent continues to believe that P&F's common stock, over the long run, will continue to trade at a substantial discount to what fair value would otherwise be.
(The respondent believes that the Company is viewed by many, and certainly by himself, as a nominally public Company, being operated primarily for the private gain of Mr. Horowitz.) Accordingly, and for the foregoing reasons, respondent has determined to withhold his vote for the election of each of the Company's nominees, at the 2010 Annual Meeting.

ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     At the close of business on May 12, 2010, respondent has sole voting and dispositive power over 226,772 shares of P&F Industries, Inc.'s common stock. According to the Company's latest Form 10-K filing, as of April 9, 2010, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 6.3% of the Company's common stock. Transactions effected by the respondent in the last 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

03/05/10  bought 200 shares @ $2.62
03/12/10  bought 1500 shares @ $2.639
03/17/10  bought 300 shares @ $2.40
04/01/10  bought 201 shares @ $2.11
04/14/10  bought 500 shares @ $2.498
04/26/10  bought 1707 shares @ $2.313
04/28/10  bought 250 shares @ $2.40
04/29/10  bought 300 shares @ $2.343

ITEM 7.  Material to be Filed as Exhibits

Exhibit #1: E-mail from Timothy Stabosz to P&F Chairman and CEO Richard Horowitz dated May 8, 2010.

Exhibit #2: Excerpt of an e-mail from Timothy Stabosz to P&F Chairman and CEO Richard Horowitz and Nominating Committee Chairman Marc Utay dated January 12, 2010, dealing with the subject of Mr. Horowitz's compensation.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  05/12/10
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor